Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on July 8, 2021, at 3:00 p.m. Israel time. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	Reappointment of Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel), as the Company’s independent auditor for the year ending December 31, 2021, and until the next annual general meeting of the shareholders of the Company, and authorization of the Board of Directors to determine their remuneration.

2.	Reappointment of three members of the Company’s Board of Directors.

3.	Appointment of Mr. Moshe Scherf as a member of the Company’s Board of Directors. 4. Amendment to the Compensation Policy for Company’s officers.

5.	Appointment of Mr. Haim Siboni, in the combined role as the Chairman of the Board of Directors of the Company and the Company’s Chief Executive Officer, and approval of his terms of compensation.

6.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2020.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached Proxy Statement.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Shareholders of record at the close of business on June 7, 2021 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s ordinary shares, no par value (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than July 8, 2021, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, not less than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than July 8, 2021, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Michael Gally
Chairman of the Board of Directors

June 3, 2021

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 8, 2021

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on July 8, 2021, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1 through 3 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 4 and 5 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For the background regarding the Company’s election to submit Proposal no. 5 to the shareholders’ approval by Special Majority, see Proposal no. 5 herein.

Item 6 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, may do so by submitting such proposed additional item, in writing, to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than June 10, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 17, 2021, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of American Depositary Shares representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than June 28, 2021. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

TO RE-APPINONT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL),
AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2021, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2020.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2021, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

To re-appoint THREE members of the board of directors of the Company

It is proposed to re-appoint Mr. Haim Siboni (who also serves as the Company’s Chief Executive Officer), Mr. Ehud Aharoni and Ms. Vered Raz-Avayo (Mr. Aharoni and Ms. Raz-Avayo are independent directors, as classified under the Companies Law and Nasdaq Stock Market rules) as members of the Board of Directors to hold office until the close of the next annual general meeting. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

For the Company proposal to appoint Mr. Moshe Scherf as an additional director of the Company, see Proposal no. 3 herein.

In their capacity as members of the Board of Directors, the re-appointed directors, other than Mr. Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. For Mr. Siboni’s compensation, see Proposal no. 5 herein.

In addition, in their capacity as members of the Board of Directors, the re-appointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association (the “Articles”) and the Company’s compensation policy (the “Compensation Policy”).

A brief biography of each nominee is set forth below:

Mr. Haim Siboni has served as our Chief Executive Officer and on our Board of Directors since December 2015. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd. (“Magna”), our significant shareholder, since January 2001. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mrs. Vered Raz-Avayo has served on our Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., Africa Israel Residences Ltd. and a director at Save Foods Inc. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

Mr. Ehud Aharoni has served on our Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Financial Statements Review, Audit and Compensation Committee of the Board of Directors since January 2016. Since 2001, Mr. Aharoni has lectured to MBA and EMBA students at the Tel-Aviv University, Coller School of Management in a variety of strategic courses, and holds a number of senior administrative positions, including the chief executive officer & academic director of Lahav Executive Education, Coller School of Management, since 2006, and the former Executive Director of the Eli Hurvitz Institute of Strategic Management, from 2004-2018. Before joining Lahav Executive Education, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-appoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

to appoint Mr. Moshe scherf as a director of the Company

It is proposed to appoint Mr. Moshe Scherf as a member of the Board of Directors of the Company, to hold office until the close of the next annual general meeting of Company’s shareholders, in accordance with the provisions of the Companies Law and the Articles. Mr. Scherf has certified to us that he complies with all requirements under the Companies Law for serving as a director.

Mr. Scherf is married to Ms. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Haim Siboni.

In his capacity as a member of the Board of Directors, Mr. Scherf shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000.

In addition, in his capacity as member of the Company’s Board of Directors, Mr. Scherf shall be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s other officers and directors, in accordance with the Current and Amended Articles and the Compensation Policy.

A brief biography of Mr. Scherf is set forth below.

Mr. Moshe Scherf is a member of the Israel Bar Association, and since 2013 has owned a private law practice specializing in commercial litigation, dispute resolution and family law. Mr. Scherf has lectured in numerous fields of civil law in various law faculties and also acted as teaching assistant in several law courses. Mr. Scherf holds an LLB from Ono Academic College and an LLM from Bar Ilan University.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED, to appoint Mr. Moshe Scherf as a director of the Company, until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO AMEND THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, all public Israeli companies, including Dual Companies, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Our current Compensation Policy became effective on July 16, 2020, following its approval by our shareholders.

Pursuant to the Companies Law, the Compensation Policy must be reviewed from time to time by our Financial Statements Review, Audit and Compensation Committee of the Board of Directors (the “Committee”) and Board of Directors, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company.

Our Compensation Policy currently caps the monthly compensation of the Company’s Chief Executive Officer to NIS 100,000 (approximately $31,000) (in terms of cost to employer) (the “CEO Monthly Cap”).

It is proposed to increase the CEO Monthly Cap to NIS 140,000 (approximately $43,000) (the “Proposed Cap”). According to a benchmark analysis of the terms of compensation of chief executive officers performed by an independent consultant, BDO Consulting, and presented to the Committee and the Board of Directors (the “Benchmark”), the Proposed Cap is within the lower quarter of the companies included in the Benchmark.

The proposed amendment to the Compensation Policy was approved by our Committee and Board of Directors on their meetings held on March 25 and April 4, 2021.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to amend the Company’s Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

TO APPOINT MR. HAIM SIBONI INTO A COMBINED ROLE AS THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS AND
CHIEF EXECUTIVE OFFICER AND TO APPROVE THE TERMS OF HIS COMPENSATION

The office of Mr. Michael Gally, director and chairman of the Board of Directors of the Company, will, at his request, terminate at the end of the Meeting. Mr. Gally has notified the Company of his intention to not stand for re-election to the Board. Mr. Haim Siboni has served as the Company’s Chief Executive Officer since January 2016.

Pursuant to Section 121(c) of the Companies Law, the appointment of a person to the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company, is required to be approved by the Company’s shareholders by a Special Majority, and can be made for a period of up to three years each. Therefore, and pursuant to the resolution of the Board of Directors of the Company approving same, it is proposed to appoint Mr. Siboni, for the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company (the “Combined Role”) for a period of three years, commencing on the date of the Meeting.

Pursuant to Mr. Siboni’s current services agreement (through a wholly owned corporation of Mr. Siboni), which was extended by the Company’s shareholders on January 28, 2019 for a period of three years (the “Services Agreement”), Mr. Siboni is entitled to a monthly consideration of NIS 65,000 (approximately $20,000), plus VAT. In addition, the Company shall bear travel and other expenses that are incurred for the purpose of the performance of Mr. Siboni duties.

Under the Services Agreement, Mr. Siboni shall personally provide the services of a chief executive officer to the Company, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., the Company’s wholly owned subsidiaries (the “Services” and Subsidiaries”, respectively). The Services will include general roles of a chief executive officer, as requested by the Board of Directors from time to time. Mr. Siboni will render the Services faithfully and diligently for the benefit of the Company and the Subsidiaries, with at least 80% of his working time devoted for the performance of the Services.

It is proposed, following the approval of the Committee and Board of Directors of the Company, to increase Mr. Siboni’s monthly consideration to NIS 80,000 (approximately $25,000), plus VAT (against the same scope of the Services), for a period of three years commencing on the date of the Meeting (the “Increased Monthly Consideration”). In the event that the Board of Directors determines to increase the scope of the Services, the Increased Monthly Consideration will be increased proportionally. Except as described above, all other terms and conditions of the Services Agreement shall remain unchanged. Mr. Siboni will not be entitled to additional compensation for his appointment as Chairman of the Board of Directors of the Company, if so appointed.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Mr. Siboni, nevertheless, for the sake of good order, and taking into consideration that Mr. Siboni, through Magna, was a controlling shareholder on the date on which the Services Agreement was originally approved by the Company’s shareholders, the Company considers this transaction as a transaction with a controlling shareholder and therefore submits the payment of the Increased Monthly Consideration also to approval of the Company’s shareholders by Special Majority.

In making its recommendation to the Company’s shareholders with respect to the Increased Monthly Consideration, the Committee and the Board of Directors each considered various factors, including, among others: (a) a direct linkage between Mr. Siboni compensation and the Company’s success, which compensation reflects a fair and reasonable value for his vital services and is considered customary for such positions in companies of similar scopes of activities, inter alia, based on the Benchmark 1; and (b) Mr. Siboni’s position, responsibilities and previous compensation arrangements, including Mr. Siboni’s contemplated appointment to the Combined Role.

The Committee and Board of Directors found the Increased Monthly Consideration reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Company’s Compensation Policy.

The Company’s shareholders are requested to adopt the following resolutions:

1.	“RESOLVED, to appoint Mr. Haim Siboni for the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting.”

2.	“RESOLVED, to increase Mr. Haim Siboni’s monthly consideration, as set forth in Proposal no. 5 of the Proxy Statement, for a period of three years commencing on the date of the Meeting.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

[1]	Mr. Siboni’s current monthly (fixed) consideration (in terms of cost to the Company) constitutes approximately 2% of the average monthly (fixed) consideration of chief executive officers of the companies included in the Benchmark; Mr. Siboni’s total consideration (in terms of cost to the Company) constitutes approximately 8% of the total average consideration of the chief executive officers of the companies included in the Benchmark (in terms of costs to the company, based on a full-time position).

ITEM 6

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2020

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2020, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2020, filed on Form 20-F with the SEC on March 30, 2021, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/0001691221/000121390021018732/f20f2020_foresightautonomous.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?id=01185&reference=2021-02-051807#?id=01185&reference=2021-02-051807

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2020.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 3, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 3, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Michael Gally, Chairman of the Board of Directors

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on July 8, 2021, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON July 8, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2021, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To re-appoint Mr. Ehud Aharoni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To appoint Mr. Moshe Scherf as a director of the Company, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To amend the Company’s Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the amended Compensation Policy, as set forth in Proposal No. 4 of the Proxy Statement?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

5.	To adopt the following resolutions:

5.1.	To appoint Mr. Haim Siboni for the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

 5.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in appointment of Mr. Siboni for the Combined Role, as set forth in Proposal No. 5 of the Proxy Statement?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 5.1.	☐	NO

5.2.	To increase Mr. Haim Siboni’s monthly consideration, as set forth in Proposal no. 5 of the Proxy Statement, for a period of three years commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the increase of Mr. Siboni’s monthly consideration, as set forth in Proposal No. 5 of the Proxy Statement?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 5.2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.1 and 5.2.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE

_____________	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.